UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                 PROELITE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    74266D303
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                      Santa Monica Capital Partners II, LLC
                       11845 W. Olympic Boulevard, #1125W
                          Los Angeles, California 90064
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  May 14, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. |_|

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74266D303

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Santa Monica Capital Partners II, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    9,750,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,444,502
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           9,750,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    2,444,502
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,194,502
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     28.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------

CUSIP No. 74266D303

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     David M. Marshall
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    527,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        4,064,834
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           527,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    4,064,834
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,591,834
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

CUSIP No. 74266D303

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Kurt Brendlinger
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    494,500
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        4,064,834
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           494,500
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    4,064,834
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,559,334
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

CUSIP No. 74266D303

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Eric Pulier
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    525,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        4,064,834
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           525,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    4,064,834
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,589,834
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

      This Schedule 13D relates to the common stock, no par value ("Common Stock") of ProElite, Inc., a New Jersey corporation (the "Issuer"). The principal executive offices of the Issuer are presently located at 12100 Wilshire Boulevard, Suite 800, Los Angeles, CA 90025.

ITEM 2. IDENTITY AND BACKGROUND

      This statement is filed by Santa Monica Capital Partners II, LLC, a limited liability company organized under the laws of the state of Delaware ("SMCP"), and its members, David M. Marshall, Kurt Brendlinger and Eric Pulier (collectively, the "Members," and with SMCP, the "Reporting Persons"). Mr. Marshall holds his 1/3 membership interest in SMCP through Santa Monica Capital, LLC, of which he is the sole member. Mr. Brendlinger holds his 1/3 membership interest in SMCP through E's Holdings, Inc., a California corporation, of which he is the sole shareholder. Mr. Pulier holds his 1/3 membership interest in SMCP through New Vision Ventures, LLC, a California limited liability company, of which he is the manager.

      SMCP's principal business is consulting services and equity investments. Mr. Marshall's principal business is consulting services. Mr. Marshall is a United States citizen. The principal address of both SMCP and Mr. Marshall is 11845 West Olympic Boulevard, No. 1125W, Los Angeles, California 90064.

      Mr. Brendlinger's principal business is consulting services. His principal address is 11845 West Olympic Boulevard, No. 1125W, Los Angeles, California 90064. Mr. Brendlinger is a United States citizen.

      Mr. Pulier's principal business is Chief Technology Officer of SOA Software Inc., a California corporation. His principal address is 3130 Wilshire Boulevard, Suite 380, Santa Monica, California 90403. Mr. Pulier is a United States citizen.

      During the last five (5) years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      During the last five (5) years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      SMCP used its capital raised from the sale of membership interests to purchase 450 shares of common stock of Real Sport, Inc., a California corporation ("Real Sport"), on September 20, 2006, which were subsequently exchanged for 11,250,000 shares of Common Stock in Issuer, pursuant to a Share Exchange Agreement.

ITEM 4. PURPOSE OF TRANSACTION

      SMCP acquired the shares of common stock for investment purposes. Except as set forth below, none of the Reporting Persons has any plans or proposals of the type set forth in the instructions to Item 4 of Schedule 13D.

      In September 2006, SMCP purchased 450 shares of stock in Real Sport. These shares were subsequently exchanged for 11,250,000 shares of Common Stock pursuant to a Share Exchange Agreement, dated as of October 3, 2006. As a result of this share exchange, Real Sport became the wholly owned subsidiary of Issuer (the "Reverse Merger").

      On August 22, 2006, I-Fight, Inc. (now ProElite.com, a wholly owned subsidiary of Real Sport, Inc.) entered into a Term Credit Agreement with The Hunter Fund, an affiliated entity of the placement agent Hunter World Markets, Inc., for a $600,000 term loan with a maturity date of up to one year from the date of issuance. This loan was secured by all of I-Fight's assets. Pursuant to the agreement, I-Fight obtained a bridge loan of $350,000 from The Hunter Fund and the remaining $250,000 came from Eric Pulier, David Marshall, Inc., a California corporation, Douglas DeLuca and Kurt Brendlinger (Real Sport's shareholders or their affiliates), in connection with the Issuer's private placement. There was no annualized interest. In connection with the bridge loan and immediately after the reverse merger, the Issuer paid the lenders a flat interest payment of $75,000 and repaid the bridge loan out of the proceeds of the private placement. In consideration of this bridge loan, the Issuer issued three-year warrants to the lenders to purchase an aggregate amount of 600,000 shares of common stock at a per share exercise price of $0.60 (the "Bridge Loan Warrant"). The amounts lent by the Reporting Persons are as follows:

      o Eric Pulier made a loan of $25,000 to the Issuer, and in return received a Bridge Loan Warrant for 25,000 shares of Common Stock.

      o David Marshall, Inc., a California corporation, of which David Marshall is the sole officer and shareholder, made a loan of $125,000 to the Issuer, and in return received a Bridge Loan Warrant for 125,000 shares of Common Stock.

      o Kurt Brendlinger made a loan of $75,000 to the Issuer, and in return received a Bridge Loan Warrant for 75,000 shares of Common Stock.

      Effective November 30, 2006, Real Sport acquired the tangible and intellectual property assets of Lifelogger LLC, a Delaware limited liability company ("Lifelogger"), for shares of Real Sport which were exchanged in the Reverse Merger for 4,000,000 shares of Common Stock. The intellectual property acquired was a set of advanced social networking, online depository, and personalized content tools that we anticipate will provide much of the backbone for our online community. Its current functionality includes user generated customized sites, storage of audio, video and messages, customer sign-up and tracking, blogging, web-links, and social networking.

      SMCP indirectly owns approximately 61% in membership interest in Lifelogger through SASHC, LLC, a California limited liability company. SMCP owns a 68.75% membership interest in SASHC, which owns approximately 88.9% in membership interests in Lifelogger. SMCP disclaims beneficial ownership of shares of our common stock in excess of its percentage ownership of Lifelogger.

      Although they have no present plans to do so, the Reporting Persons may from time to time make further acquisitions of securities the Issuer for investment purposes. In addition, and although it has no present plans to do so, SMCP may from time to time sell shares of Common Stock in open market or private transactions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      As of May 14, 2007, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person identified in Item 2 may be found in rows 11 and 13 of the cover pages.

      The powers the Reporting Persons have relative to the securities discussed herein may be found in rows 7 through 10 of the cover pages. The Members equally share voting and investment power with respect to the shares owned by SMCP as a result of being the members of SMCP.

      On March 19, 2007, SMCP transferred 500,000 shares of Common Stock to each of the Members. On March 19, 2007 Santa Monica Capital, LLC transferred 98,000 shares of Common Stock to various recipients in the form of a gift. On April 9, 2007 E's Holdings, Inc. gifted 80,500 shares of Common Stock to various recipients. No other acquisition or dispositions of beneficial ownership of shares were made by any of the Reporting Persons in the last 60 days.

      As of May 14, 2007, the Reporting Persons own the following securities of
Issuer:

      SMCP beneficially owns 9,750,000 shares of Common Stock directly and beneficially owns 2,444,502 shares of Common Stock through its 68.75% membership interest in SASHC, LLC, a California limited liability, which owns approximately 88.9% in membership interests in Lifelogger.

      David Marshall does not hold any shares of Common Stock under his name. Mr. Marshall beneficially owns 402,000 shares of Common Stock and a Bridge Warrant to purchase 125,000 shares of Common Stock through David Marshall, Inc., a California corporation, of which he is the sole shareholder and officer, and 4,064,834 shares of Common Stock through his 1/3 membership interest in SMCP.

      Kurt Brendlinger beneficially owns 419,500 shares of Common Stock through E's Holdings, Inc., 4,064,834 shares of Common Stock through his 1/3 membership interest in SMCP. Mr. Brendlinger directly holds under his name a Bridge Warrant to purchase 75,000 shares of Common Stock.

      Eric Pulier beneficially owns 500,000 shares of Common Stock through New Vision Ventures, LLC, 4,064,834 shares of Common Stock through his 1/3 membership interest in SMCP. Mr. Pulier directly holds under his name a Bridge Warrant to purchase 25,000 shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      The description of the Share Exchange Agreement set forth in Item 4 of this Statement is incorporated herein by this reference.

      The description of the Term Credit Agreement set forth in Item 4 of this Statement is incorporated herein by this reference.

      The description of the Bridge Warrant set forth in Item 4 of this Statement is incorporated herein by this reference.

      The description of the Asset Purchase Agreement set forth in Item 4 of this Statement is incorporated herein by this reference...

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 7(a)      Share Exchange Agreement dated as of October 3,
                        2006 among the Company, Santa Monica Capital Partners II, LLC, Douglas DeLuca, Gary Shaw, Lifelogger, LLC, Pro Camp Enterprises LLC, Jarred Shaw, Hunter World Markets, Inc., and David Ficksman, filed as Exhibit
                        2.1 to the Issuer's Form SB-2, filed on January 12, 2007, and incorporated herein by this reference.

      Exhibit 7(b) Term Credit Agreement dated August 22, 2006, filed as Exhibit 10.3 to the Issuer's Form SB-2, filed on January 12, 2007, and incorporated herein by this reference.

      Exhibit 7(d) Form of Bridge Warrant to purchase Common Stock on a pre-reverse split basis, issued October, 3, 2006, filed as Exhibit 4.5 to the Issuer's Form SB-2, filed on January 12, 2007, and incorporated herein by this reference.

      Exhibit 7(e)      Asset Purchase Agreement dated as of November
                        30, 2006, by and among Real Sport, Inc., the Company and Lifelogger LLC, filed as Exhibit 10.13 to the Issuer's Form SB-2, filed on January 12, 2007, and incorporated herein by this reference.

      Exhibit 7(f) Agreement of Joint Filing, executed by the Reporting Persons pursuant to Section 240.13d-1(k), incorporated herein by this reference.

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 24, 2007                        Santa Monica Capital Partners II, LLC


                                          By: /s/ David M. Marshall
                                              ---------------------------------
                                              David M. Marshall, Member


                                          /s/ David M. Marshall
                                          -------------------------------------
                                          David M. Marshall


                                          /s/ Kurt Brendlinger
                                          -------------------------------------
                                          Kurt Brendlinger


                                          /s/ Eric Pulier
                                          -------------------------------------
                                          Eric Pulier

                                  EXHIBIT 7(f)

                            AGREEMENT OF JOINT FILING

      The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 a report on Schedule 13D, containing the information required by Schedule 13D, for securities of ProElite, Inc., beneficially owned by Santa Monica Capital Partners II, LLC, David M. Marshall, Kurt Brendlinger and Eric Pulier and such other holdings as may be reported therein.

Dated: May 24, 2007


This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date: May 24, 2007                        Santa Monica Capital Partners II, LLC


                                          By: /s/ David M. Marshall
                                              ---------------------------------
                                              David M. Marshall, Member


                                          /s/ David M. Marshall
                                          -------------------------------------
                                          David M. Marshall


                                          /s/ Kurt Brendlinger
                                          -------------------------------------
                                          Kurt Brendlinger


                                          /s/ Eric Pulier
                                          -------------------------------------
                                          Eric Pulier